November 7, 2014
VIA EDGAR AND OVERNIGHT DELIVERY

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Pacira Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-35060

Dear Mr. Rosenberg:

Pacira Pharmaceuticals, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 27, 2014 relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2013. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Revenue Recognition, page 51

1.We believe that your disclosure related to estimates that reduce gross revenue such as your reserves for prompt payment, product returns, volume rebates and chargebacks, wholesaler service fee and any other discounts or allowances could be improved. Please provide us proposed disclosure to be included in future periodic reports to address the following:
•Disclose the nature and amount of each accrual at the balance sheet date.
•Disclose the factors that you consider in estimating each accrual such as historical return of products, estimated remaining shelf life, price changes from competitors and introductions of competing products.
•To the extent that information you consider in the preceding bullet is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand). For example, in discussing your

Mr. Jim B. Rosenberg
November 7, 2014

estimate of product that may be returned, disclose the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.
•If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
•Disclose a roll forward of the accrual for each estimate for each period presented showing the following:

◦	Beginning balance,

◦	Current provision related to sales made in current period,

◦	Current provision related to sales made in prior periods,

◦	Actual returns or credits in current period related to sales made in current period,

◦	Actual returns or credits in current period related to sales made in prior periods, and

◦	Ending balance.
•In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to include the following disclosure in its future periodic filings under the “Critical Accounting Policies and Use of Estimates” subheading of Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

Revenue Recognition

- - -

Net Product Sales

- - -

Revenues from sales of products are recorded net of returns allowances, prompt payment discounts, wholesaler service fees and volume rebates and chargebacks. The calculation of some of these items requires management to make estimates based on sales data, contracts, inventory data and other related information which may become known in the future. We review the adequacy of our provisions on a quarterly basis.

Mr. Jim B. Rosenberg
November 7, 2014

Returns Allowances

We allow customers to return product that is damaged or received in error. In addition, we allow for product to be returned beginning six months prior to, and twelve months following, product expiration. As EXPAREL is a newly commercially available product, we estimate our sales returns reserve based on return history from other hospital-based products with similar distribution models and our historical experience, which we believe is the best estimate of the anticipated product to be returned. The returns reserve is recorded at the time of sale as a reduction to gross product sales and an increase in accrued expenses.

Our commercial partners can return Depocyt(e) within contractually specified timeframes if the product does not meet the applicable inspection tests. We estimate our returns reserves based on our experience with historical return rates. Historically, our product returns have not been material.

Prompt Payment Discounts

The prompt payment reserve is based upon discounts offered to wholesalers as an incentive to meet certain payment terms. We accrue discounts to wholesalers based on contractual terms of agreements and historical experience. We account for these discounts at the time of sale as a reduction to gross product sales and a reduction to accounts receivable.

Wholesaler Service Fees

Our customers include major and regional wholesalers with whom we have contracted a fee for service based on a percentage of gross product sales. This fee for service is recorded as a reduction to gross product sales and an increase to accrued expenses at the time of sale, and is recorded based on the contracted percentage.

Volume Rebates and Chargebacks

Volume rebates and chargeback reserves are based upon contracted discounts and promotional offers we provide to certain end users such as members of group purchasing organizations. Volume rebates are recorded at the time of sale as a reduction to gross product sales and an increase in accrued expenses. Chargeback reserves are recorded at the time of sale as a reduction to gross product sales and a reduction to accounts receivable.

In addition, the Company proposes the addition of the table below to be found in “Critical Accounting Policies and Use of Estimates” under Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for all periods presented:

Mr. Jim B. Rosenberg
November 7, 2014

The following table provides a summary of activity with respect to our sales-related allowances and accruals for the years ended December 31, 2014, 2013 and 2012 (in thousands):

	Returns Allowances	Prompt Payment Discounts	Wholesaler Service Fees	Volume Rebates and Chargebacks	Total
Balance at December 31, 2011	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
Provision	[ ]	[ ]	[ ]	[ ]	[ ]
Payments/credits	[ ]	[ ]	[ ]	[ ]	[ ]
Balance at December 31, 2012	[ ]	[ ]	[ ]	[ ]	[ ]
Provision	[ ]	[ ]	[ ]	[ ]	[ ]
Payments/credits	[ ]	[ ]	[ ]	[ ]	[ ]
Balance at December 31, 2013	[ ]	[ ]	[ ]	[ ]	[ ]
Provision	[ ]	[ ]	[ ]	[ ]	[ ]
Payments/credits	[ ]	[ ]	[ ]	[ ]	[ ]
Balance at December 31, 2014	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]

The Company also intends to disclose in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” any material fluctuations in returns allowances, prompt payment discounts, wholesaler service fees and volume rebates and chargebacks, and their impact on revenue and operations. The form of proposed disclosure is presented below:

Total reductions of gross product sales from sales-related allowances and accruals were $X.X million, $X.X million and $X.X million, or X.X%, X.X% and X.X% of gross product sales, for the years ended December 31, 2014, 2013 and 2012, respectively. The overall increase in sales-related allowances and accruals was directly related to the increase in product sales since the commercial launch of EXPAREL in 2012. The decrease in the percentage of sales-related allowances and accruals from 2013 to 2014 related primarily to a reduction in our estimate of product returns based on historical returns experience and a reduction in volume rebates and chargebacks due to a reduced percentage of sales purchased through group purchasing organizations. As a percentage of gross product sales, the prompt payment discounts and wholesaler service fees remained consistent from 2013 to 2014.

The percentage of sales-related allowances and accruals increased only slightly from 2012 to 2013. The percentage increase was almost entirely due to increases in the prompt payment discounts and wholesaler service fees, as our customer base shifted more towards purchasing through wholesalers rather than directly from us. This increase was partially offset by a small decrease in volume rebates and chargebacks. The percentage of returns and allowances remained consistent from 2012 to 2013.

The Company acknowledges the Staff’s comment with respect to disclosure regarding any shipments made as a result of incentives and/or in excess of the Company’s customers’ ordinary course of business inventory levels. The Company advises the Staff that it has reviewed its

Mr. Jim B. Rosenberg
November 7, 2014

shipments and such topic is not applicable at this time. The Company intends to continue to assess this matter and will make appropriate disclosures if and when applicable.

Results of Operations
Comparison of Years Ended December 31, 2013, 2012 and 2011
2.Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of volume changes as compared to price changes in discussing the reasons for fluctuations in product revenues. Please see Item 303(a)(3)(iii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment with respect to discussing the impact that volume changes as compared to price changes have on its fluctuations in product revenues and hereby respectfully advises the Staff that it intends to include volume and price-related disclosures in its future periodic filings under “Results of Operations” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. An example of the proposed disclosure is presented below:

EXPAREL product sales grew XXX% in 2014 primarily as a result of a sales volume increase of XXX%. The strong demand for EXPAREL has continued as a result of new accounts and growth within existing accounts, which has been driven by continued adoption in soft tissue procedures as well as rapid adoption in orthopedic procedures. In addition, the reduction of formulary restrictions has improved physician access. The remaining increase was due to a 5% price increase in May 2014 coupled with changes in sales-related allowances and accruals, including volume rebates and chargebacks and returns allowances.

Notes to Consolidated Financial Statements
Note 16—Commercial Partners and Other Agreements
CrossLink BioScience, LLC, page F-28
3.As you indicate in the final risk factor on page 30, regulatory approval is limited to those specific diseases and indications for which a product is deemed to be safe and effective by the FDA. Please tell us why it is appropriate to promote and sell EXPAREL through the agreement with CrossLink for orthopedic and spine surgeries when it appears that the only surgeries covered under your FDA approval are bunionectomies and hemorrhoidectomies. In addition, please tell us why it is appropriate to disclose on page 4 that EXPAREL provides continuous and extended postsurgical analgesia for up to 72 hours when your product label indicates that EXPAREL demonstrated a significant reduction in pain intensity compared to placebo for up to 24 hours and there was minimal to no difference on mean pain intensity between 24 and 72 hours.

Mr. Jim B. Rosenberg
November 7, 2014

Response:

As previously disclosed, in September 2014, the Company received a warning letter from the U.S. Food and Drug Administration’s (“FDA”) Office of Prescription Drug Promotion (“OPDP”) referencing certain promotional materials on EXPAREL® (bupivacaine liposome injectable suspension) including its approved indications and its efficacy. As noted, the Company takes compliance with FDA regulations seriously and has since filed a response letter with the FDA respectfully disagreeing with certain assertions contained therein.
The summary of our FDA response letter and full FDA response letter have been confidentially provided to you supplementally. The Company believed at the time the disclosures were made that the CrossLink arrangement was permissible and the referenced efficacy disclosures were true and accurate and supported by the label. The Company is currently in discussions with the FDA regarding these matters and intends to disclose the outcome of its dialogue with the FDA and will update its disclosures regarding EXPAREL if and as required upon resolution of the issues raised in the FDA’s warning letter.
* * * *
In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (973) 254-3560. Thank you again for your time and consideration.

Respectfully submitted,

PACIRA PHARMACEUTICALS, INC.

/s/ James Scibetta
Name: James Scibetta
Title: Senior Vice President and Chief Financial Officer
cc:    Kristen Williams (Pacira Pharmaceuticals, Inc.)
Jason Day (Perkins Coie LLP)